 Filed by ArcLight Clean Transition Corp. II pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ArcLight Clean Transition Corp. II
Commission File No. 001-40272

Investor Presentation May 2022 Net - Zero Now 1

For the purposes of this notice, the “presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of management of ArcLight Clean Transition Corp . II (“SPAC” or “ArcLight”) or OPAL Fuels LLC (the “Company” or “OPAL”) or any person on their behalf, the question - and - answer session that follows that oral presentation, hard copies of this document and any materials distributed at, or in connection with, that presentation . By attending the meeting where the presentation is made, or by reading the presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this presentation . Confidentiality : This presentation is preliminary in nature and provided solely for informational and discussion purposes only and must not be relied upon for any other purposes . This presentation is intended solely for investors that are qualified institutional buyers as defined in Rule 144 A under the Securities Act of 1933 , as amended (the “Securities Act”), and eligible institutional investors outside the U . S . and has been prepared for the purposes of familiarizing such investors with the potential business combination between OPAL and SPAC (the “Business Combination,” and the resulting combined company, the “Combined Company”) and related transactions, including the proposed private offering of public equity (the “PIPE Offering, and collectively, the “Proposed Transactions”) and for no other purpose . The release, reproduction, publication or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of the Company and SPAC is unlawful and prohibited . Persons whom possess this document should inform themselves about, and observe, any such restrictions . By accepting this presentation, each recipient agrees : (i) that the information included in this presentation is confidential and may constitute material non - public information, (ii) to maintain the confidentiality of all information that is contained in this presentation and not already in the public domain, and (iii) to use this presentation for the sole purpose of evaluating the Company and the Proposed Transactions . No Offer or Solicitation : This presentation and any oral statements made in connection with this presentation do not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, consent or approval in any jurisdiction in connection with the Proposed Transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction . This presentation does not constitute either advice or a recommendation regarding any securities . Any offer to sell securities pursuant to the PIPE Offering will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering . SPAC and the Company reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement for any reason . The communication of this presentation is restricted by law ; in addition to any prohibitions on distribution otherwise provided for herein, this presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation . The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction . No Representations or Warranties : No representations or warranties, express or implied are given in, or in respect of, this presentation or as to the accuracy, reasonableness or completeness of the information contained in or incorporated by reference herein . To the fullest extent permitted by law, in no circumstances will SPAC, the Company or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . Certain information contained herein has been derived from sources prepared by third parties . While such information is believed to be reliable for the purposes used herein, none of the Company, SPAC or any of their respective affiliates, directors, officers, employees, members, partners, shareholders, advisors or agents has independently verified the data obtained from these sources or makes any representation or warranty with respect to the accuracy of such information . Recipients of this presentation are not to construe its contents, or any prior or subsequent communications from or with SPAC, the Company or their respective representatives as investment, legal or tax advice . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of the Company, SPAC or the Proposed Transactions . Recipients of this presentation should each make their own evaluation of the Company, SPAC or the Proposed Transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Recipients are not entitled to rely on the accuracy or completeness of this presentation and are entitled to rely solely on only those particular representations and warranties, if any, which may be made by SPAC or the Company to a recipient of this presentation or other third party in a definitive written agreement, when, and if executed, and subject to the limitations and restrictions as may be specified therein . The information contained herein and the parties involved in the Proposed Transactions, any representations, warranties, agreements or covenants between the recipient and any parties involved in the Proposed Transactions will be set forth in definitive agreements by and among such persons . The Company and SPAC disclaim any duty to update the information contained in this presentation . Forward - Looking Statements : This presentation includes “forward - looking statements” within the meaning of the federal securities laws, including, but not limited to opinions and projections prepared by the Company’s and SPAC’s management . The recipient can identify forward - looking statements because they typically contain words such as “outlook,” “believes,” “expects,” “ will,” “ projected,” “continue,” “ increase,” “may,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words and/or similar expressions that concern the Company’s or SPAC’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements, opinions and projections are neither historical facts nor assurances of future performance . Instead, they are based only on the Company’s and SPAC’s current beliefs, expectations and assumptions regarding the future of their business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions . Because forward - looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s or SPAC’s control . Actual results and condition (financial or otherwise) may differ materially from those indicated in the forward - looking statements . 2 Disclaimer

Disclaimer (Cont’d) 3 These forward - looking statements also involve significant risks and uncertainties, many of which are beyond control of the Company or SPAC, that could cause the actual results to differ materially from the expected results . Factors that may cause such differences include, but are not limited to : (1) the outcome of any legal proceedings that may be instituted in connection with the Proposed Transactions ; (2) the inability to complete the Proposed Transactions ; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Proposed Transactions ; (4) the risk that the Proposed Transactions disrupt current plans and operations ; (5) the inability to recognize the anticipated benefits of the Proposed Transactions, which may be affected by, among other things, competition, the ability of the Combined Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees ; (6) costs related to the Proposed Transactions ; (7) changes in the applicable laws or regulations ; (8) the possibility that the Company or the Combined Company may be adversely affected by other economic, business, and/or competitive factors ; (9) the impact of the global COVID 19 pandemic and ; (10) other risks and uncertainties set forth in this presentation, including under the heading “Risk Factors” below, or separately provided to you and indicated from time to time described in filings and potential filings by the Company, SPAC and the Combined Company with the US Securities and Exchange Commission (the “SEC”) . The Company and SPAC caution that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward looking statements, including projections, which speak only as of the date made . The Company and SPAC undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based . Financial Information : The financial and operating forecasts and projections contained in this presentation represent certain estimates of OPAL as of the date thereof . OPAL’s independent public accountants have not examined, reviewed or compiled the forecasts or projections and, accordingly, do not express an opinion or other form of assurance with respect thereto . These projections should not be relied upon as being indicative of future results . Furthermore, none of OPAL or its management team can give any assurance that the forecasts or projections contained herein accurately represents OPAL’s future operations or financial condition . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of OPAL or that actual results will not differ materially from those presented in these materials . Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results . Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results . Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved . Any “pro forma” financial data included in this presentation has not been prepared in accordance with Article 11 of Regulation S - X of the SEC, is presented for informational purposes only and may differ materially from the Regulation S - X compliant pro forma financial statements of OPAL to be included any filings with the SEC . Non - GAAP Financial Measures : This presentation includes certain non - GAAP financial measures on a forward - looking basis such as EBITDA and gross profit . These non - GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP . The Company believes that these non - GAAP measures of future financial results provide useful supplemental information to investors about the Company and its management uses such forward - looking non - GAAP measures to evaluate the Company's projected financials and operating performance . However, there are a number of limitations related to the use of these non - GAAP measures and their nearest GAAP equivalents and other companies may calculate non - GAAP measures differently, or may use other measures to calculate their financial similarly titled measures of other companies . Additionally, the forward - looking non - GAAP financial measures provided are presented on a non - GAAP basis without reconciliations of such measures because not all of the information necessary for a quantitative reconciliation of these non - GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time and due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations . You should be aware that presentation of these non - GAAP measures in this presentation may not be comparable to similarly - titled measures used by other companies which may be defined and calculated differently . The inclusion of financial projections, estimates and targets in this presentation should not be regarded as an indication that SPAC or OPAL, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events . Trademarks : This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and the Company’s and SPAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but the Company, SPAC and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . Important Information About the Proposed Transactions and Where to Find It : In connection with the Proposed Transactions, SPAC intends to file a proxy statement/prospectus on Form S - 4 with the SEC, which will be used at the meeting of SPAC shareholders to approve the Proposed Transactions . Investors and security holders of SPAC and the Company are urged to read the proxy statement/prospectus, any amendments thereto and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Company, SPAC and the Proposed Transactions . The definitive proxy statement will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Transactions . Investors and security holders will also be able to obtain copies of the proxy statement/prospectus on Form S - 4 and other documents containing important information . Documents are filed with the SEC and accessible, without charge, at the SEC’s website at www . sec . gov .

OPAL Fuels and ArcLight Combination Creates Publicly Listed RNG Leader 4 Transaction reflects a pro - forma $1.75BN enterprise value for OPAL Fuels and is supported by $125MM of capital from (1) Transaction Overview OPAL Fuels has entered into an agreement to combine with ArcLight Clean Transition Corp. II (“ArcLight”), a publicly listed special purpose acquisition company with ~$311MM of cash currently held in trust $350MM of proceeds across PIPE, newly issued preferred equity and Term Loan A (“TLA”) OPAL Fuels’ strategic rationale for the transaction: – Simplifies OPAL Fuels’ capital structure, moving financings from project - level to corporate - level – Fully funds the business plan and accelerates the construction projects – Provides currency for M&A activity Transaction Structure Sources $MM ACTD Cash in Trust (2) $311 PIPE Proceeds 125 Existing Shareholders Equity Rollover (4) 1,475 ACTD Founder Shares 70 Total Sources (4) $1,981 ( - ) Pro - Forma Cash (604) (+) Preferred Equity 130 (+) Pro - Forma Debt 118 (+) Pro - Forma TLA 125 Pro - Forma Enterprise Value $1,750 x 2023E EBITDA ($238MM) 7.4x x 2024E EBITDA ($446MM) 3.9x Uses $MM Cash to Balance Sheet (3) $401 Equity to Existing Shareholders (4) 1,475 ACTD Founder Shares 70 Estimated Expenses 35 Total Uses $1,981 Ownership Existing Shareholders 74% ACTD Shareholders 16% PIPE Investors 6% ACTD Founder Shares 4% Pro - Forma Ownership 100% Note: Excludes 10MM total earnout shares to existing shareholders that could vest in 2023 and 2024 based on EBITDA targets. (1) Through an affiliate of NextEra Energy executed $25MM participation in the PIPE and an additional $100MM through a preferred equity instrument. (2) Assumes no redemptions. (3) Cash to balance sheet may be used to fund growth or pay down debt. (4) 50% of the $50MM outstanding convertible note is converted to equity as part of the de - SPAC transaction.

OPAL Fuels: Led by an Experienced Team with a History of Value Creation

	Name & Title	Years in Industry	Milestones	Prior Experience
	**Adam Comora** Co-CEO	9	Acquired, built and managed dispensing & monetization projects since 2012	TruStar Energy, Fortistar, EnTrust
	**Jon Maurer** Co-CEO	30+	Acquired, built and managed capture & conversion projects since 1998	Fortistar, J.P.Morgan
	**Ann Anthony** CFO	18	Experienced public company finance executive	Key Capture Energy, SJI
	**Dave Unger** EVP Sustainable Fuels Origination	26	Developed, built and managed over 75 renewable biomethane projects	WM, U.S. Army
	**Scott Edelbach** EVP Sustainable Fuels Transportation	30+	Pioneered alternative transportation fuels for class 8 fleets; 350+ station projects constructed	TruStar Energy
	**Anthony Falbo** COO	29	Managed operation of all projects in portfolio since 1998	Fortistar, NAES
	**Hugh Donnell** Sr. Vice President	30+	Decades of sales growth in commercial vehicle industry, alternative fuel technology and business development	
	**John Coghlin** General Counsel	30+	Expertise in structuring complex transactions across industrial and financial sectors	CIBC, Colt

OPAL FUELS

Today's Presenters

5

Leading End-to-End RNG Provider to the Transportation Market

Vertically-Integrated, Focused on Transportation

Capture & Conversion + **Dispensing & Monetization**




Renewable Natural Gas for Vehicles
OPAL

- ✓ RNG Development
- ✓ Plant Construction
- ✓ Operations
- ✓ RNG Offtake
- ✓ Electricity Sales

OPAL FUELS

- ✓ Customer Contracting
- ✓ Station Construction
- ✓ RNG Supply
- ✓ Hydrogen Fueling
- ✓ Credits Monetization

~20-Year Gas Rights

~10-Year Dispensing Agreements

Currently at Scale, with Substantial Embedded Growth

5 operating RNG & **19** renewable power plants

7 projects under construction(1)

15 projects in development

75 stations across **18** states



- Current Operating Sites
- Current In Construction Sites
- Current In Development Sites
- Current CNG Stations

(1) North Carolina 2 has secured gas rights and site access and is anticipated to begin construction in the second quarter of 2022.

OPAL FUELS

6

$0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 Brown Gas RINs LCFS H2 Other (1) Re v Re v e e n n u u e e Vertically Integrated Model Enables High Margins and Diversified Revenue • Through vertical integration, OPAL Fuels is able to retain value at all levels of the value chain (i.e. RNG, dairy, dispensing, etc.) • Benefits of vertical integration are: x Incremental gross margin of ~$0.90 per GGE with RNG supply promoting downstream growth x Ability to secure access to transportation market for upstream product x Guarantee access to renewable fuels for downstream customers OPAL Fuels Unit Economics $ / GGE $ / GGE $7.00 $7.00 $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 Royalties & R Minority Interests NG Sales Plant O&M G&A EBITDA Revenue Dispensing & Monetization Capture & Conversion EBITDA Royalty & Minorities Gas Station Purchase Services Plant O&M Variable Cost structure Fixed (1) Other Dispensing & Monetization revenue represent dispensing station service and construction; Other Capture & Conversion revenue represent renewable power operations. These revenue are represented on a per - GGE basis for representative purposes only but are primarily driven by the number of stations services and constructed, and by the MWh of renewable power produced. 7

Executing in the RNG Value Chain for Over 20 Years 350+ Fuel Station Projects Completed 273 Employees 42 (1) States with OPAL Fuels Operations 38 Biomethane Projects 2014 2012 2015 2019 2021+ 2020 2017 2020 Signed strategic partnership with Announced strategic partnership with Announced joint venture with Commenced operations of 3 RNG facilities (2) 5 RNG construction starts in 2021 2007 - 2008 8 1998 2006 2010 2015 2019 Constructed 14 LFG to energy projects Acquired 28 LFG to energy projects Acquired 9 LFG to energy projects Constructed 12 LFG to energy projects between 2009 - 2012 Acquired 2 LFG to energy projects Acquired 2 RNG projects 4 RNG construction starts in 2020 Founded via acquisition of Vocational Energy Agrees to first project partnership with Establishes service network providing 24/7 station support Starts to deliver RNG Completes its 250th Strategic relationship into transportation new build renewable to deploy hydrogen fuel market fueling station fueling modules (1) Includes station fueling and services agreements as well as capture and conversion projects. (2) Across 2021 and 2022.

Executing on Our Strategy

$41MM 2021 EBITDA	5 Operating RNG Projects	19 Operating Renewable Power Projects	75 Dispensing Stations at YE 2021	20MM GGEs Delivered in 2021

Accomplishments Since Announcement

- ✓ **3 New RNG Projects in Production**: Sunoma (dairy), Noble Road (LFG) and New River (LFG) projects commenced operations
- ✓ **2 New RNG Projects in Construction**: Michigan 1 – the largest LFG project in our portfolio – and North Carolina 2[(1)] entered construction
- ✓ **GFL Partnership**: Signed 50/50 partnership on two landfill developments
- ✓ **NextEra Preferred**: Closed $100MM preferred equity facility
- ✓ **Team**: Hired Hugh Donnell (ex. Cummins) as SVP of Business Development

OPAL FUELS

(1) North Carolina 2 has secured gas rights and site access and is anticipated to begin construction in the second quarter of 2022.

9

Investment Highlights Vertically Integrated Across RNG Value Chain At Scale Today, with Substantial Embedded Growth Proven Team with Top - Tier Sponsors Fully - Funded Plan with World - Class Partners 10

RNG Market Fundamentals

• Current RNG production of ~400MM GGE per year represents less than 1% of the U.S. heavy duty fuel market • Current projections see RNG volumes triple to ~1BN GGE by 2027E • At this level, RNG still represents less than 3% of the U.S. heavy duty fuel market • As a result, there is ample scope to continue placing RNG volumes into the transportation market • RNG qualifies to receive D3 RINs • D3 statutory requirement will be 10.6BN GGE by 2022E • U.S. RNG potential production would make up ~9% of the D3 statutory requirement in 2027E, demonstrating tremendous growth potential • EPA has sharply increased the required volume of D3 RINs each year since 2014, yet the requirements remain significantly below statutory levels Transportation Demand for RNG and D3 RINs is Multiples of Available Supply U.S. Heavy Duty Diesel / Gasoline and NG Commercial Fleet BN GGE U.S. RNG Volumes – D3 RINs 0.4 0.5 0.5 0.6 0.8 0.9 1.0 1.7 9.0 44.4 44.5 45.0 45.1 45.3 45.4 45.5 45.7 21E 22E 23E 24E 25E 26E Estimated Total GGE Consumed (1) 27E 30E 40E U.S. RNG Potential Production (2) 50.0 50.0 45.0 40.0 35.0 30.0 25.0 20.0 15.0 10.0 5.0 0.0 0.4 0.5 0.5 0.6 0.8 0.9 1.0 1.7 9.0 8.9 10.6 10.6 10.6 10.6 10.6 10.6 10.6 10.6 0.0 2.0 4.0 6.0 8.0 10.0 12.0 14.0 21E 22E 23E 24E 25E D3 Statutory Requirements (3) 26E 27E 30E 40E U.S. RNG Potential Production (2) BN GGE RNG covers less than 1% of the U.S. heavy duty market D3 RIN statutory requirement is multiples of RNG production Source: American Gas Association and ICF. (1) (2) Estimated total GGE consumed by heavy duty diesel / gasoline and natural gas commercial vehicles. Assumes each truck runs 100,000 miles per year at an average efficiency of 6.41 miles (3) per gallon. Total number of diesel and natural gas powered heavy duty commercial vehicles in the U.S. per BNEF. ICF (2021E – 2030E). Assumes production growth of 18% Y - o - Y (midpoint of 10 – 25% Y - o - Y growth forecasted by ICF) continues after 2030E. EPA. Statutory requirements after 2022E are to be determined. 12

RNG Has an Immediate Positive Impact on Climate Change

RNG starts with methane capture…

U.S. Methane Emissions[1]


17%
10%
3%
70%
RNG can help eliminate 28% of U.S. methane emissions
Landfills
Dairy
Wastewater
Other

…and ends with fossil fuel replacement

Annual CO_2 Emissions for a 100 Truck Fleet[2]


17,097
8,259
153
-7,098
DIESEL
ELECTRIC(3)
RNG
Landfill
RNG
Dairy

- Methane has 28x[4] the impact of CO_2 on global warming over a 100-year timescale
- RNG feedstock accounts for more than a quarter of all methane emissions in the United States
- Dairy RNG has **negative carbon intensity**
- RNG as a transportation fuel results in **zero Scope 1 and Scope 2 emissions**
- SEC recently mandated that companies will need to provide full disclosure on Scope 1 and Scope 2 emissions

"The Securities and Exchange Commission formally offered a 534-page proposal […] that would force publicly traded companies to report greenhouse-gas emissions from their own operations as well as from the energy they consume, and to obtain independent certification of their estimates."

THE WALL STREET JOURNAL. WSJ

"SEC Floats Mandatory Disclosure of Climate-Change Risks, Emissions" (3/21/2022)

OPAL FUELS

(1) Source: EPA, "Inventory of U.S. Greenhouse Gas Emissions and Sinks:1990-2019" Report.
(2) MT of CO_2 released or removed from the atmosphere for average 100 truck fleet @ 100k miles / truck / year.
(3) Emission is in equivalents in CO_2. Source: EPA (2019) and "Analysis of long-haul battery electric trucks in EU: marketplace and technology, economic, environment, and policy perspectives" (Earl, Mathieu, Cornelis, Kenny, Calvo, and Nix, May 2018). Source: EPA website: Basic Information About Landfill Gas.

13

D3 RIN Price ($ / gal) The Market for RNG is Highly Supportive of OPAL Fuels’ Business Model Low Carbon Fuel Standard (“LCFS”) Renewable Fuel Standards Brown Gas Source: ICF for prior 2021E forecast and OPIS. (1) (2) (3) As disclosed on page 11 of presentation dated 12/2/2021. EIA. LTM Henry Hub average previously shown on page 11 of presentation dated 12/2/2021. Reflects spot price as of 5/3/2022. 14 ICF Forecast (1) May 3, 2022 Implied RIN Value ($ / MMBtu) D3 RIN Price ($ / gal) Implied RIN Value ($ / MMBtu) LCFS Price ($ / MT) Implied LCFS Value ($ / MMBtu) Landfill Dairy LCFS Price ($ / MT) Implied LCFS Value ($ / MMBtu) Landfill Dairy Henry Hub Price ($ / MMBtu) Henry Hub Price ($ / MMBtu) Total Value ($ / MMBtu) $3.08 (2) $7.84 (3) $31.43 $40.58 $2.68 $8.52 $205 $113 $74.93 $4.70 $41.30 $43.03 $109.44 $53.12 $89.72 +23% - 18% $3.46 Landfill gas represents the vast majority of OPAL Fuels’ production

Vertically - Integrated Scaled RNG Platform

Capture & Conversion Segment

At Scale Today, with 24 RNG and Renewable Power Plants Online

5	19	~26MM GGE[1]	124 MW
Operating RNG Assets	Operating Renewable Power Assets	Design Capacity per Year	Nameplate Capacity

	RNG: Imperial	RNG: Greentree	RNG: Sunoma	RNG: Noble Road	RNG: New River
					
Location	Pennsylvania	Pennsylvania	Arizona	Ohio	Florida
Type	Landfill	Landfill	Dairy	Landfill	Landfill
Gas Rights	REPUBLIC SERVICES	NOBLE ENVIRONMENTAL / GFL[2]	PALOMA DAIRY	RUMPKE	NEW RIVER SOLID WASTE ASSOCIATION
Ownership %	100%	100%	90%	50%	100%
Project EBITDA	~$40MM of Run-Rate EBITDA from Imperial, Greentree and Operating Renewable Power Assets[3]		~$11MM[4]	~$19MM[4]	~$12MM[4]
Proportional OPAL Fuels EBITDA			~$10MM	~$10MM	~$12MM

Overview

- OPAL Fuels has decades of experience managing biomethane capture & conversion
- OPAL Fuels owns and operates 24 biomethane projects; 5 RNG projects and 19 renewable power projects
- OPAL Fuels' existing biomethane to RNG sites inform the company's decisions on technology and operations for sites under development
- OPAL Fuels' portfolio of biomethane-to-power projects provides cash flow underpinned by PPAs and a significant inventory of RNG conversion sites

OPAL FUELS

(1) 1 GGE = 1 / 7.74 MMbtu
(2) GFL receives royalty payments from the RNG facility while Noble Environmental maintains the rights to the landfill.
(3) As disclosed on page 22 of the presentation dated 12/2/2021. $40MM represents the 2021 Capture and Conversion EBITDA from operating assets on a 100% basis; OPAL acquired the remaining interests in Imperial and Greentree over the course of 2021. Includes allocation of G&A.
(4) Reflects 2024E EBITDA on a 100% ownership basis.

16

Capture & Conversion Segment

Visible, Near-Term EBITDA Uplift from Multiple Projects Under Construction

7
In-Construction Projects[1]

1H 2022
On-Line Dates Starting

	Landfill: Pine Bend[2]	Dairy: BioTown[3]	Dairy: Vander Schaaf	Dairy: Hilltop
				
Location	Inver Grove Heights, MN	Reynolds, IN	Stockton, CA	Oakdale, CA
Capex[4]	~$43MM	~$78MM	~$39MM	~$43MM
Production	6.1MM GGEs/yr.	2.9MM GGEs/yr.	1.5MM GGEs/yr.	1.5MM GGEs/yr.
EBITDA[5]	~$16MM	~$26MM	~$16MM	~$13MM
Build Multiple[6]	~2.7 years	~3.0 years	~2.5 years	~3.3 years

	Landfill: Prince William	Landfill: Michigan 1[2]	Landfill: North Carolina 2[1][2]	
Location	Manassas, VA	Northville, MI	Roseboro, NC	15 additional projects in development
Capex[4]	~$53MM	Newly In-Construction	Newly In-Construction	
Production	11.7MM GGEs/yr.			
EBITDA[5]	~$32MM			
Build Multiple[6]	~1.6 years			

OPAL FUELS

Note: Projects are shown on a 100% ownership basis. No G&A allocated to individual project EBITDA.
(1) North Carolina 2 has secured gas rights and site access and is anticipated to begin construction in the second quarter of 2022.
(2) Actual ownership is 50%.
(3) Actual ownership is 10.6%.
(4) Capex represents 100% ownership basis.
(5) Reflects 2024E EBITDA on a 100% ownership basis.
(6) Calculated as Total Capex divided by 2024E EBITDA on a 100% ownership basis.

17

Downstream RNG Platform

23 18 6 4 4 2 2 16 CA FL NY TX WI GA NC Others OPAL Fuels' Fuel Stations Provide a Direct Pathway to Qualify for RINs and LCFS Credits OPAL Fuels is the #2 Operator of RNG Stations in the U.S. 75 Dispensing Stations Across the U.S. …. Source: Data on peers comes from respective public filings. (1) Includes O&M Services, Fuel, and Fuel & O&M Services segments. Platform Stations as of YE 2021 Million GGEs Delivered in 2021 Clean Energy Fuels ~550 403 (1) 75 20 RNG Private A 65+ Not disclosed RNG Private B ~60 Not disclosed RNG Private C ~50 Not disclosed …With Significant Geographic Diversity Dispensing & Monetization Segment 75 RNG stations across 18 states in 2021 Dispensing Stations 19

Dispensing & Monetization Segment

OPAL Fuels' Dispensing and Monetization Integrated Solutions Represent a Distinct Competitive Advantage

Vertical Integration + Complete Offering = Security of Offtake

Building Stations…


OPAL

- ✓ One stop shop for clients resulting in convenience and faster execution
  - Design & Construction
  - Project management
- ✓ In-house team to ensure quality control

…Operating and Servicing Stations…


OPAL
Renewable Natural Gas For Vehicles

- ✓ Built-in O&M contract post construction
- ✓ Full-service offerings that fit a variety of customer needs
- ✓ National footprint ensures timely response on a 24x7 basis

…and Supplying Top-Tier Customers(1)

- ✓ Started delivering RNG in 2017
- ✓ Provide firm fuel supply
- ✓ Allocate environmental credits with transparency
- ✓ Long-term committed relationship

(1) Representative customer base shown only for illustrative purposes.

OPAL FUELS

20

Embedded and Actionable Hydrogen Fueling • Strategic relationship between OPAL Fuels and BayoTech, a developer of on - site hydrogen generators and “gas - as - a - service” offerings • Multiple hydrogen stations are on track to be completed in 2022 with first stations operational by the end of the year with others in the engineering and permitting phase • Opportunity in the future to supply low carbon RNG for hydrogen manufacturer • Development partnership with Nikola to provide renewable hydrogen fueling stations and RNG for low carbon hydrogen supply 21

Financial Summary

Full Year 2021 Financial Results Demonstrated strong growth between 2020A and 2021A underpinned by an increase in revenue from RNG fuel (~$59MM): • Primarily attributable to the introduction of Beacon revenues upon consolidation in 2021 and the execution of a new customer sales agreement for environmental attributes that became effective in 2021 (~$47MM of revenue in 2021) • Increases in revenues earned from environmental credit sales due to heightened volumes (~$8MM of revenue in 2021) • Increases in dispensing sales from both third party and in - house fueling stations (~$3MM of revenue in 2021) $118 $166 2020A 2021A Revenue ($MM) Adj. EBITDA (1) ($MM) Volume Sold (Million GGE) (1) Adjusted EBITDA = Operating Income plus expensed Major Maintenance at OPAL’s Renewable Power business, Non - Cash Items and Minority Interest. $16 9.3 23 19.9 2020A 2021A ’20 – ’21 Growth: 114% ’20 – ’21 Growth: 41% ’20 – ’21 Growth: 158%

Convert emissions into RNG Create the infrastructure to supply RNG to the transportation sector Use RNG to replace diesel, reducing emissions from transportation OPAL Fuels: Solving Two Climate Crises with One Vertically Integrated Platform The Challenges x Reducing methane emissions is the most immediate step to slow climate change x The transportation sector is the number one greenhouse gas emitter in the U.S. OPAL Fuels' Solution x Capture methane emissions from landfills and livestock x x x OPAL Fuels' Unique Opportunity x Maximizes value for landfill and dairy partners x Heavy duty fleet customers save money and reduce emissions x OPAL Fuels’ shareholders benefit from substantial, profitable growth x Society benefits from elimination of methane and diesel emissions 24

Appendix

D3 RIN Market Considerations 1. Obligated parties meet compliance by buying a D3 RIN or a D5 RIN and a waiver credit (“CWC”) • As such, the D5 RIN + waiver credit is the theoretical ceiling price for D3 RINs • D3 RINs typically will trade at 80% to 90% of the D5 + waiver credit price 2. Waiver Credit • Calculated as $3.86 (1) less prior year July to June average wholesale gasoline price • The $3.86 is adjusted annually for CPI, equating to an estimated ~$4.16 for 2023 3. D5 RINs • Typically trade a penny below D4 RINs • D4 RINs are primarily a function of renewable diesel producer gross margins • As a result, the BOHO spread (soybean oil less heating oil) net of the Blender’s Tax Credit (“BTC”) is used to gauge the movement of D4 RINs ‒ Generators sell D4 RINs, BTC, heating oil and purchase soybean oil or related products as feedstock $2.00 $1.80 $1.60 $1.40 $1.20 $1.00 $0.80 $0.60 $0.40 $0.20 $0.00 $/RIN 1/17 7/17 1/18 7/18 1/19 7/19 1/20 7/20 1/21 7/21 1/22 D4 RIN D5 RIN D3 RIN Market Commodity Drivers D4 and D5 RINs are Directly Correlated 0.0 0.5 1.0 $2.00 $1.75 $1.50 $1.25 $1.00 $0.75 $0.50 $0.25 $0.00 ($0.25) ($0.50) 7/21 1/22 Correlation $/RIN 1/17 7/17 1/18 7/18 1/19 7/19 1/20 7/20 1/21 D4 RIN BOHO Spread, net of Blender's Tax Credit ("BTC") Rolling Correlation D4 RINs are Correlated to the BOHO Spread with Exception to Certain Market Events - 0.2 0.0 1.0 0.8 0.6 0.4 0.2 $4.00 $3.60 $3.20 $2.80 $2.40 $2.00 $1.60 $1.20 $0.80 $0.40 $0.00 1/22 Correlation $/RIN 1/17 7/17 1/18 7/18 1/19 7/19 1/20 7/20 1/21 7/21 D4 RIN D3 RIN Rolling Correlation D3 RINs are Correlated to D4 RINs with Exception to Certain Market Events 2019 / 2020 Market Events 26 1. 2. 3. August 2019: Dozens of SREs approved for prior years. EPA has shown more discipline over last few years Dec 20, 2019: $1/gal BTC extension signed into law. 2018/2019 was retroactively extended 2019 – 2020: Uncertainty of RVO targets due to pandemic Market Events 1. 2. 3. 4. 2017: D3 RIN market extremely illiquid as low volume of credits traded August 2019: Dozens of SREs approved for prior years. EPA has shown more discipline over last few years Dec 20, 2019: $1/gal BTC extension signed into law. 2018/2019 was retroactively extended 2019 – 2020: Uncertainty of RVO targets due to pandemic Source: OPIS, S&P Global, Macrotrends and EPA. (1) 2022E amount.

Reconciliation of Non - GAAP Measures Adjusted EBITDA (1) • The following table reconciles Adjusted EBITDA to net income for years 2020 and 2021 (1) Adjusted EBITDA = Operating Income plus expensed Major Maintenance at OPAL’s Renewable Power business, Non - Cash Items and Minority Interest. (2) The Beacon RNG projects used equity method accounting for this period (pre - buyout of Ares’ share). This adjustment nets to actual EBITDA. 27 $ in thousands 2020 2021 Net Income ($25,358) $41,363 Interest expense 6,655 7,956 Depreciation and amortization 8,338 10,653 Change in derivatives 1,176 1,148 Stock based compensation 510 639 Renewable Power major maintenance 8,309 5,946 Gain on acquisition of equity method investment (Beacon) – (19,818) Gain on deconsolidation of entities – (15,025) Beacon (January - April) (2) – 3,007 GFL net settlement – 4,740 Gain on termination of PPA (1,292) – Impairment of assets 17,689 – Loss on disposal of assets (165) – Total Adjusted EBITDA $15,862 $40,609 Adjustments:

Risk Factors 28 Risks Related to Government Regulation of Our Businesses and Our Third Party Relationships We are dependent on contractual arrangements with, and the cooperation of, owners and operators of biogas project sites where our Biogas Conversion Projects are located for the underlying biogas rights granted to us in connection with our Biogas Conversion Projects and for access to and operations on the biogas project sites where we utilize those underlying biogas rights . The owners and operators of biogas project sites generally make no warranties to us as to the quality or quantity of gas produced . We from time to time face disputes or disagreements with owners and operators of biogas project sites which could materially impact our ability to continue to develop and/or operate an existing Biogas Conversion Project on its current basis, or at all, and could materially delay or eliminate our ability to identify and successfully secure the rights to construct and operate other future Biogas Conversion Projects . For the US transportation fuel market, we are dependent on the production of vehicles and engines capable of running on natural gas and we have no control over these vehicle and engine manufacturers . We are also dependent on the willingness of owners of truck fleets to adopt natural gas powered vehicles and to contract with OPAL Fuels for the provision of CNG to said fleets . Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing, constructing, bringing online and operating our Biogas Conversion Projects and Fueling Stations, which could damage our reputation, adversely affect our partner relationships or adversely affect our growth . Our operations are subject to numerous stringent EHS laws and regulations that may expose us to significant costs and liabilities . From time to time, we have been issued notices of violations from government entities that our operations have failed to comply with such laws and regulations, particularly in regards to the operation of our landfill gas electric generating facilities . Failure to comply with such laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations . Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of Renewable Power and RNG, and may adversely affect the market for the associated Environmental Attributes . A failure on our part to comply with any laws, regulations or rules, applicable to us may adversely affect the Combined Company’s business, investments and results of operations . Our biogas conversion project site owners and operators are also subject to extensive federal, state and local regulations and policies, including permitting requirements, on account of their separate operations . Any failure on their part to comply with any laws, regulations, rules or permits, applicable to them may also adversely affect the Combined Company’s business, investments and results of operations . The financial performance of our business depends upon tax and other government incentives for the generation of RNG and Renewable Power, any of which could change at any time and such changes may negatively impact our growth strategy . We rely on interconnection, transmission and pipeline facilities that we do not own or control and that are subject to constraints within a number of our regions . If these facilities fail to provide us with adequate capacity or have unplanned disruptions, we may be restricted in our ability to deliver Renewable Power and RNG to our counterparties and we may either incur additional costs or forego revenues . We rely on third - party utility companies to provide our Biogas Conversion Projects with adequate utility supplies, including sewer, water, gas and electricity, in order to operate our Biogas Conversion Project facilities . Any failure on the part of such companies to adequately supply our facilities with such utilities, including any prolonged period of loss of electricity, may have an adverse effect on our business and results of operations . We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including proceedings in the future related to our projects we subsequently acquire . We currently own, and in the future may acquire, certain assets in which we have limited control over management decisions, including through joint ventures, and our interests in such assets may be subject to transfer or other related restrictions . Our gas rights agreements, power purchase agreements, fuel - supply agreements, interconnection agreements, RNG dispensing agreements and other agreements, including contracts with owners and operators of biogas conversion project sites, often contain complex provisions, including those relating to price adjustments, calculations and other terms based on gas price indices and other metrics, as well as other terms and provisions, the interpretation of which could result in disputes with counterparties that could materially affect our results of operations and customer or other business relationships . Market Risks Related to Our Businesses A reduction in the prices we can obtain for the Environmental Attributes generated from RNG, which include RINs, LCFS credits, and other incentives, could have a material adverse effect on our business prospects, financial condition and results of operations . The volatility in oil, gasoline, diesel, natural gas, RNG, and Environmental Attribute prices could adversely affect our business . We face significant upward pricing pressure in the market with respect to our securing the biogas rights necessary for proposed new Biogas Conversion Projects and our conversion of existing Renewable Power rights to RNG rights on existing Biogas Conversion Projects that we plan to convert . We currently face declining market prices for LCFS credits specifically within California as well as significant upward pressure on the costs associated with dispensing RNG specifically within California to generate the LCFS credits . A prolonged environment of low prices or reduced demand for Renewable Power could have a material adverse effect on our business prospects, financial condition and results of operations . Increased rates of recycling and legislation encouraging recycling, increased use of waste incineration, advances in waste disposal technology, decreased demand for meat and livestock products could decrease the availability or change the composition of waste for biogas conversion project gas . We currently use, and may continue in the future to use, forward - sale and hedging arrangements, to mitigate certain risks, but the use of such arrangements could have a material adverse effect on our results of operations . Risks Related to the Business and Industry of the Combined Company Additional Risk Factors Relating to Our Biogas Capture Business Our ability to acquire, convert, develop and operate Biogas Conversion Projects, as well as expand production at current Biogas Conversion Projects, is subject to many risks . Acquiring Biogas Conversion Projects involves numerous risks, including potential exposure to pre - existing liabilities, unanticipated costs in acquiring and implementing the project, and lack of or limited experience in new geographic markets . Our Biogas Conversion Projects face operational challenges, including among other things the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of our equipment, latent defects, design or operator errors, force majeure events, or lack of transmission capacity or other problems with third party interconnection and transmission facilities . An unexpected reduction in RNG production by third - party producers of RNG with whom we maintain marketing agreements to purchase RNG and/or the associated Environmental Attributes, or their inability or refusal to deliver such RNG or Environmental Attributes as provided under such agreements, may have a material adverse effect on our results of operations and could adversely affect or performance under associated dispensing agreements . Construction, development and operation of our Biogas Conversion Projects involves significant risks and hazards . Our failure to dispense a specified quality or quantity of RNG could have a material adverse effect on our financial condition and results of operations, by subjecting us to, among other things, possible penalties or terminations under the various contractual arrangements under which we operate . The success of our RNG projects depends on our ability to timely generate and ultimately receive certification of the Environmental Attributes associated with our RNG production and sale .

Risk Factors (Cont’d) 29 A delay or failure in the certification of such Environmental Attributes could have a material adverse effect on the financial performance of our Biogas Conversion Projects . Maintenance, expansion and refurbishment of our Biogas Conversion Projects involve the risk of unplanned outages or reduced output, resulting from among other things periodic upgrading and improvement, unplanned breakdowns in equipment, and forced outages . In order to secure development, operational, dispensing and other necessary contract rights for our Biogas Conversion Projects, we typically face a long and variable development cycle that requires significant resource commitments and a long lead time before we realize revenues . Our Biogas Conversion Projects may not produce expected levels of output, and the amount of Renewable Power or RNG actually produced at each of our respective projects will vary over time, and, therefore so will generation of associated Environmental Attributes . Our business plans include expanding from Renewable Power and RNG production projects into additional transportation - related infrastructure, including production and development of hydrogen vehicle fueling stations . Any such expansions may present unforeseen challenges and result in a competitive disadvantage relative to our more - established competitors in the markets into which we wish to expand . Our gas and manure rights agreements for Biogas Conversion Projects are subject to certain conditions . A failure to satisfy such conditions could result in the loss of such rights . Risk Factors Relating to Our Dispensing Business Our commercial success depends in part on our ability to identify, acquire, develop and operate public and private Fueling Stations for public and commercial fleet vehicles in order to dispense RNG for use as vehicle fuel and generate the associated Environmental Attributes . Our success is dependent on the willingness of commercial fleets and other counterparties to adopt, and continue use of RNG, which may not occur in a timely manner, at expected levels or at all . Our vehicle fleet counterparties may choose to invest in renewable vehicle fuels other than RNG . Acquisition, financing, construction, and development of Fueling Station projects by us or our partners that own projects may not commence on anticipated timelines or at all . Our Fueling Station construction activities for commercial fleets and other counterparties are subject to business and operational risks, including predicting demand in a particular market or markets, land use, permitting or zoning difficulties, responsibility for actions of sub - contractors on jobs in which we serve as general contractor, potential labor shortages due to the COVID - 19 pandemic or otherwise, and cost overruns . Risk Factors Relating to Our Business in Genera l Certain of our Biogas Conversion Projects and Fueling Stations are newly constructed or are under construction and may not perform as we expect . Our contracts with government entities may be subject to unique risks, including possible termination of or reduction in the governmental programs under which we operate, instances in which our contract provisions allow the government entity to terminate, amend or change terms at their convenience, and competitive bidding processes for the award of contracts . Our level of indebtedness and preferred units redemption obligations could adversely affect our ability to raise additional capital to fund our operations and acquisitions . It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry . We may be unable to obtain additional financing to fund our operations or growth following consummation of the Business Combination . In accordance with applicable FASB standards, management has concluded there are conditions or events, considered in the aggregate, that raise substantial doubt about the ability of OPAL Fuels to continue as a going concern without the implementation of various mitigation steps identified by management of OPAL Fuels, including consummation of the Business Combination . Liabilities and costs associated with hazardous materials and contamination and other environmental conditions may require us to conduct investigations or remediation at the properties underlying our projects, may adversely impact the value of our projects or the underlying properties, and may expose us to liabilities to third parties . We have a history of accounting losses and may incur additional losses in the future . Loss of our key management could adversely affect our business performance . The Combined Company’s management team has limited experience in operating a public company such as New OPAL . The COVID - 19 pandemic and measures intended to reduce its spread have, and may continue to, adversely affect our business, results of operations and financial condition . Integration and Other Risks of the Combined Company Some relationships with our counterparties and suppliers may experience disruptions in connection with the Business Combination, which may limit the Combined Company’s business . OPAL’s operations may be restricted during the pendency of the Business Combination pursuant to the terms of the Business Combination Agreement . We have identified material weaknesses in OPAL’s internal control over financial reporting . If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, the Combined Company may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect the Combined Company’s business and stock price . The Combined Company’s failure to timely and effectively implement controls and procedures required by Section 404 (a) of the Sarbanes - Oxley Act that will be applicable to it following consummation of the Business Combination could have a material adverse effect on its business .

Risk Factors (Cont’d) 30 Risks Related to the Business Combination and ArcLight Our Sponsor and independent directors have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote . If the conditions to the Business Combination Agreement are not met the Business Combination may not occur . Some of ArcLight’s officers and directors may have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether New OPAL is appropriate for ArcLight’s initial business combination . The Sponsor may receive a positive return on the 7 , 779 , 076 ArcLight Class B ordinary shares and 9 , 223 , 261 ArcLight Private Placement Warrants even if Public Shareholders experience a negative return on their investment after consummation of the Business Combination . Pre - existing relationships between participants in the Business Combination and the related transactions or their Affiliates could give rise to actual or perceived conflicts of interest in connection with the Business Combination . A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future . This could cause the market price of our Class A Common Stock to drop significantly, even if New OPAL’s business is doing well . We and OPAL Fuels will incur transaction costs in connection with the Business Combination . Subsequent to the completion of the Business Combination, New OPAL may be required to take write - downs or write - offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and its share price, which could cause you to lose some or all of your investment . If the Business Combination is consummated, ArcLight’s shareholders will experience dilution . ArcLight has not obtained an opinion from an independent investment banking firm or another independent firm, and consequently, you may have no assurance from an independent source that the terms of the Business Combination are fair to ArcLight from a financial point of view . The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Information” may not be representative of New OPAL’s results if the Business Combination is completed . Past performance by our management team (including with respect to ACTC I), ArcLight or their respective Affiliates may not be indicative of future performance of an investment in us . We have identified a material weakness in our internal control over financial reporting as of November 24 , 2021 . If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results . During the pendency of the Business Combination, ArcLight will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Business Combination Agreement . Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement . New OPAL’s business and operations could be negatively affected if it becomes subject to any securities litigation or shareholder activism, which could cause New OPAL to incur significant expense, hinder execution of business and growth strategy and impact its stock price . Our Initial Shareholders, our directors, executive officers, advisors and their Affiliates may elect to purchase Public Shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our ArcLight Class A ordinary shares . Our directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our Public Shareholders . We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers . If, before distributing the proceeds in the Trust Account to our Public Shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per - share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced . You may only be able to exercise your ArcLight Public Warrants on a “cashless basis” under certain circumstances, and if you do so, you will receive fewer New OPAL Class A Common Stock from such exercise than if you were to exercise such warrants for cash . The grant of registration rights to our shareholders, holders of our ArcLight Private Placement Warrants and PIPE Investors and the future exercise of such rights may adversely affect the market price of our Class A Common Stock . The provisions of the Existing Organizational Documents that relate to the rights of holders of our ArcLight Class A ordinary shares (and corresponding provisions of the agreement governing the release of funds from our Trust Account) may be amended with the approval of holders of at least two - thirds of our ArcLight ordinary shares who attend and vote at a general meeting of ArcLight, which is a lower amendment threshold than that of some other blank check companies . It may be easier for us, therefore, to amend the Existing Organizational Documents to facilitate the completion of the Business Combination that some of our shareholders may not support . We may amend the terms of the warrants in a manner that may be adverse to holders of ArcLight Public Warrants with the approval by the holders of at least 50 % of the then outstanding ArcLight Public Warrants . As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of ArcLight Class A ordinary shares purchasable upon exercise of a warrant could be decreased, all without approval of each warrant affected . Because of ArcLight’s limited resources and the significant competition for business combination opportunities, it may be more difficult for it to complete the initial business combination . If ArcLight is unable to complete the initial business combination, its Public Shareholders may receive only approximately $ 10 . 00 per share on their redemption of the ArcLight A ordinary shares, or less than such amount in certain circumstances based on the balance of ArcLight’s Trust Account (as of February 4 , 2022 ), and the ArcLight Warrants will expire worthless . There are material risks to unaffiliated investors presented by taking OPAL Fuels public through a merger rather than through an underwritten offering . We are subject to and New OPAL will be subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both ArcLight’s costs and the risk of noncompliance and will increase both New OPAL’s costs and the risk of non - compliance . We may redeem unexpired ArcLight Public Warrants prior to their exercise at a time that is disadvantageous to holders of Arclight Public Warrants, thereby making such warrants worthless . The ArcLight Warrants may have an adverse effect on the market price of our Class A Common Stock . We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our New OPAL Common Stock less attractive to investors . OPAL Fuels’ current majority stockholder is expected, following the Business Combination, to have control over all stockholder decisions of New OPAL because it will control a substantial majority of New OPAL’s voting power through “high vote” voting stock . Such majority stockholder, and the persons controlling such majority stockholder, including Fortistar and Mr . Mark Comora, the Chairman of the Board of OPAL Fuels and expected Chairman of the Board of New OPAL following consummation of the Business Combination, may have potential conflicts of interest in connection with existing or proposed business relationships and decisions impacting the Combined Company and, even in situations where it does not have a conflict of interest, its interests in such matters may be different than the other stockholders . The existence of a family relationship between Mr . Mark Comora, who is expected to become Chairman of the Board of New OPAL upon consummation of the Business Combination, and Mr . Adam Comora, who is expected to become Co - Chief Executive Officer of New OPAL following consummation of the Business Combination, may result in a conflict of interest on the part of such persons between what he, in his capacity as Chairman or Co - Chief Executive Officer, respectively, may believe is in the best interests of New OPAL and its shareholders in connection with a decision to be made by New OPAL through its board, standing committees thereof, and management and what he may believe is best for himself or his family members in connection with the same decision . New OPAL’s only material assets following consummation of the Business Combination will be its direct interests in OPAL Fuels, and New OPAL is accordingly dependent upon distributions from OPAL Fuels to pay dividends and taxes and other expenses . If New OPAL were deemed an “investment company” under the Investment Company Act as a result of its ownership of OPAL Fuels, applicable restrictions could make it impractical for it to continue its business as contemplated and could have a material adverse effect on its business . It is anticipated that, following the Business Combination, New OPAL will be a controlled company, and thus will not be subject to all of the corporate governance rules of NASDAQ .

Risk Factors (Cont’d) 31 You will not have the same protections afforded to stockholders of companies that are subject to such requirements . The dual - class structure of New OPAL’s Common Stock following the Business Combination may adversely affect the trading market for the shares of New OPAL Class A Common Stock . There can be no assurance that following the consummation of the Business Combination New OPAL will be able to comply with the continued listing standards of NASDAQ . Because there are no current plans to pay cash dividends on shares of New OPAL Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of New OPAL Common Stock for a price greater than that which you paid for it . Anti - takeover provisions expected to be contained in the Proposed Organizational Documents following the Business Combination could delay or prevent a change of control . In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits that New OPAL realizes in respect of the tax attributes subject to the Tax Receivable Agreement . Risks Related to the Consummation of the Domestication The Domestication may result in adverse tax consequences for holders of Public Shares and ArcLight Public Warrants . All holders are urged to consult their tax advisor for the tax consequences of the Domestication to their particular situation . For a more detailed description of the U . S . federal income tax consequences associated with the Domestication, see “Material U . S . Federal Income Tax Considerations . ” Upon consummation of the Business Combination, the rights of holders of New OPAL Common Stock arising under the DGCL as well as Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of ArcLight Class A ordinary shares arising under Cayman Islands law as well as the Existing Organizational Documents . We may have been a PFIC, which could result in adverse U . S . federal income tax consequences to U . S . investors . Risks Related to the Redemption ArcLight does not have a specified maximum redemption threshold . The absence of such a redemption threshold may make it possible for ArcLight to consummate an initial business combination with which a substantial majority of ArcLight’s shareholders do not agree . There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position . If a shareholder fails to receive notice of ArcLight’s offer to redeem ArcLight’s Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed . If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15 % of the Public Shares, you (or, if a member of such group, all of the members of such group in the aggregate) will lose the ability to redeem such shares in excess of 15 % of the Public Shares . The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our Public Shares may not allow us to complete the most desirable business combination or optimize the capital structure of New OPAL . The securities in which ArcLight invests the proceeds held in the Trust Account could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per share redemption amount received by shareholders may be less than $ 10 . 00 per ArcLight Class A ordinary share . If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per - share redemption amount received by Public Shareholders may be less than $ 10 . 00 per share (which was the offering price in our IPO) . In the event we distribute the proceeds in the Trust Account to our Public Shareholders and subsequently file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our Board may be exposed to claims of punitive damages . If the sale of some or all of the PIPE Securities fails to close and sufficient Public Shareholders exercise their redemption rights in connection with the Business Combination, ArcLight may lack sufficient funds to consummate the Business Combination . Risks if the Adjournment Proposal is Not Approved If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination and the Domestication, the ArcLight Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated . Risks if the Domestication and the Business Combination Are Not Consummated If we are not able to complete the Business Combination with OPAL Fuels nor able to complete another business combination by March 25 , 2023 , in each case, as such date may be extended pursuant to our Existing Organizational Documents, we would cease all operations except for the purpose of winding up and we would redeem our ArcLight Class A ordinary shares and liquidate the Trust Account, in which case our Public Shareholders may only receive approximately $ 10 . 00 per share and our Public Warrants will expire worthless . You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances . To liquidate your investment, therefore, you may be forced to sell your Public Shares or ArcLight Public Warrants, potentially at a loss . If we do not consummate an initial business combination by March 25 , 2023 , the Public Shareholders may be forced to wait until after March 25 , 2023 before redemption from the Trust Account . If the net proceeds of our IPO not being held in the Trust Account are insufficient to allow us to operate through March 25 , 2023 , and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our Public Shareholders may only receive $ 10 . 00 per share, and our Warrants will expire worthless . Because ArcLight is incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U . S . Federal courts may be limited .